Filed by TD Ameritrade Holding Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: TD Ameritrade Holding Corporation
Commission File No.: 0-49992
This filing relates to the proposed transactions pursuant to the terms of that certain Agreement and Plan of Merger, dated as of January 8, 2009 (the “Merger Agreement”), by and among TD AMERITRADE Holding Corporation (“TD Ameritrade”), Tango Acquisition Corporation One (“Merger Sub One”), a wholly owned subsidiary of TD Ameritrade, Tango Acquisition Corporation Two (“Merger Sub Two”), a wholly owned subsidiary of TD Ameritrade, and thinkorswim Group Inc. (“thinkorswim”).

Integration Update
Issue #2

April 16, 2009
Steps to Close
Closing a public company deal in a regulated industry has its fair share of to-dos, including a bevy of regulatory filings and reviews and even shareholder votes. The TD AMERITRADE/thinkorswim deal is no different. While the businesses operate separately until closing, our legal, finance and regulatory teams are working together to make a closing happen as soon as possible.
To give you a sense of what still needs to be accomplished, we thought it might be useful to provide a checklist of some of the major milestones involved with this acquisition of thinkorswim.

Each step is equally important and takes time. Right now we’re in the process of finalizing our registration statement with the SEC. This document details the terms of the transaction and any pertinent information related to the two companies and includes the proxy statement for SWIM shareholders to vote on the deal. SWIM can’t mail its proxy to SWIM shareholders until the registration statement has SEC approval. Finalizing the statement involves responding to SEC comments and revising the filing made with the SEC.
Once the final registration statement is approved, thinkorswim shareholders will receive the proxy in advance of a special meeting where they’ll vote on the deal. Throughout this process, we will be securing additional approvals from FINRA and Canadian regulatory agencies. Only after we have checked off every item, every approval and every vote will we be ready to announce that the deal is officially closed.
Right now, we’re targeting a closing in early summer, and we’ll keep you informed as things progress.

Post Close
While small changes will take place immediately following close, clients of both firms will continue to use the same Web site and trade just as they did before. Not all TD AMERITRADE clients will have access to thinkorswim’s advanced trading tools immediately. We will give a select group of about 20,000 TD AMERITRADE clients early access to thinkorswim’s platform, gradually ramping up that number as it makes sense to do so.
Keep in mind that the integration is expected to take up to 18 months. And while you will begin to hear about new milestones that we’ll be working toward, for much of the combined company it will be business as usual. Employees from thinkorswim will continue to work from Draper, Chicago, Palo Alto and other locations. Logins, e-mail addresses and payroll processes will also stay the same for the time being.
We expect to have video conference capability established between the two companies by close, with additional communication functionality implemented in the months following. Again, expect more information on this and other topics in future Integration Updates. In the next issue, we plan to profile the Education business, and follow that with a look at the Brokerage side of thinkorswim.
Additional Information and Where to Find It
In connection with the proposed acquisition of thinkorswim Group Inc., TD AMERITRADE has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 containing a Proxy Statement/Prospectus of thinkorswim Group Inc. TD AMERITRADE and thinkorswim each plan to file with the SEC other documents regarding the proposed transaction. The definitive Proxy Statement/Prospectus will be mailed to shareholders of thinkorswim. INVESTORS AND SECURITY HOLDERS OF THINKORSWIM ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by TD AMERITRADE and thinkorswim through the Web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the Registration Statement and the Proxy Statement/Prospectus from TD AMERITRADE by contacting TD AMERITRADE Investor Relations at www.amtd.com under the Investor Relations heading, or by mail at TD AMERITRADE Investor Relations, 4211 S. 102 Street, Omaha, NE 68124, or by telephone at (800) 237-8692 or from thinkorswim by contacting thinkorswim Investor Relations at www.thinkorswim.com under the Investor Relations heading, or by mail at thinkorswim Group Inc., Investor Relations, 13947 Minuteman Drive, Draper, UT 84020, or by telephone at (612) 201-2363.
Participants in the thinkorswim Acquisition
TD AMERITRADE and thinkorswim, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed transaction will be included in the Proxy Statement/Prospectus described above. Additional information regarding TD AMERITRADE’s directors and executive officers is contained in TD AMERITRADE’s proxy statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on January 6, 2009. Additional information regarding thinkorswim’s directors and executive officers is contained in thinkorswim’s annual report on form 10-K, which was filed with the SEC on March 16, 2009. These documents are available free of charge at the SEC’s Web site at www.sec.gov and from TD AMERITRADE by contacting TD AMERITRADE Investor Relations at www.amtd.com under the Investor Relations heading, or by mail at TD AMERITRADE Investor Relations, 4211 S. 102 Street, Omaha, NE 68124, or by telephone at (800) 237-8692 or from thinkorswim by contacting thinkorswim Investor Relations at www.thinkorswim.com under the Investor Relations heading, or by mail at thinkorswim Group Inc., Investor Relations, 13947 Minuteman Drive, Draper, UT 84020, or by telephone at (612) 201-2363.
TD AMERITRADE, Inc., member FINRA/SIPC is a subsidiary of TD AMERITRADE Holding Corporation. thinkorswim, Inc., member FINRA/SIPC/NFA is a subsidiary of thinkorswim Holdings, Inc., which is a subsidiary of thinkorswim Group, Inc.